AbitibiBowater Inc.

1155 Metcalfe Street, Suite 800

Montreal, Quebec, Canada

H3B 5H2

March 3, 2010

By EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attention:	Mr. John Reynolds, Assistant Director
Division of Corporation Finance

	RE:	AbitibiBowater Inc.
Form 10-K FYI 12/31/08
Filed: April 30, 2009;
Form 8-K
Filed: December 18, 2009
File No. 1-33776

Dear Mr. Reynolds:

On behalf of AbitibiBowater Inc., a Delaware corporation (the “Company”), I am transmitting herewith for filing the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter to Mr. David J. Paterson, President, dated February 17, 2010.

Set forth below is the Company’s response. For convenience of reference, the Staff comment is reprinted in italics, and is followed by the response of the Company.

Exhibits to Form 10-K

1.	Please file all of the exhibits and schedules listed in Exhibits 10.29, 10.30, 10.49 and 10.79 in their entirety as required by Item 601(b)(10) of Regulation S-K as requested in our October 13, 2009 letter.

Response

The Company believes that, with the filing of its Current Report on Form 8-K on December 18, 2009 (the “December Form 8-K”), it has satisfied its filing obligations with respect to all exhibits and schedules as required by Item 601(b)(10) of Regulation S-K. In response to the Staff’s comment letter of February 17, 2010, the Company addresses below specifically Exhibits 10.29, 10.30, 10.49 and 10.79.

Securities and Exchange Commission

March 3, 2010

Exhibit 10.29. Exhibit 10.29 is the Third Amendment to the U.S. Credit Agreement of the Company’s Bowater Incorporated subsidiary (the “U.S. Credit Agreement”). The original U.S. Credit Agreement is filed as Exhibit 10.35 to the Form 10-K. In the December Form 8-K, the Company filed all schedules and exhibits to the U.S. Credit Agreement as part of Exhibit 10.35. The Third Amendment to the U.S. Credit Agreement added only one new exhibit – Exhibit 1.1(c) – and none of the existing exhibits or schedules were actually included in the amendment as executed. The Company filed Exhibit 1.1(c) with Exhibit 10.29 of the December Form 8-K and at that point all schedules and exhibits relating thereto had been filed.

Exhibit 10.30. Exhibit 10.30 is the Third Amendment to the Canadian Credit Agreement of the Company’s Canadian subsidiary Bowater Canadian Forest Products Inc. (the “Canadian Credit Agreement”). The original Canadian Credit Agreement is filed as Exhibit 10.34 to the Form 10-K. In the December Form 8-K, the Company filed all schedules and exhibits to the Canadian Credit Agreement as part of Exhibit 10.34. The Third Amendment to the Canadian Credit Agreement added only one new exhibit – Exhibit 1.1(c) (same as above) – and none of the existing exhibits or schedules were actually included in the amendment as executed. The Company filed Exhibit 1.1(c) with Exhibit 10.30 of the December Form 8-K and at that point all schedules and exhibits thereto had been filed.

Exhibit 10.49. Exhibit 10.49 is the Seventh Amendment to the Canadian Credit Agreement referenced above and filed as Exhibit 10.35 to the Form 10-K with all exhibits and schedules. As was the case with Exhibits 10.29 and 10.30 described above, the Seventh Amendment to the Canadian Credit Agreement added only one new exhibit – Exhibit K – and none of the existing exhibits or schedules were actually included in the amendment as executed. The Company filed Exhibit K with Exhibit 10.49 of the December Form 8-K and at that point all schedules and exhibits thereto had been filed.

Exhibit 10.79. Exhibit 10.79 is the Debtor-in-Possession Credit Agreement of the Company’s Bowater Incorporated subsidiary (“Bowater DIP Agreement”). Section 3.01 of that Agreement set forth the closing conditions to the financing and included at Section 3.01(b)(ii) the delivery of “satisfactory evidence of the issuance of the initial CCAA Order [bankruptcy order of the Canadian Court] substantially in the form of Exhibit D” (emphasis added). The Company filed as Exhibit D to Exhibit 10.79 of the December Form 8-K the “Form of Initial CCAA Order” as it existed at the execution of the Bowater DIP Agreement. Importantly, this exhibit was only a “Form of.” The Form of Order filed as Exhibit D referenced further schedules R-1 through R-25. As Exhibit D was only a “Form of,” schedules R-1 through R-25 did not exist at that time for purposes of the Bowater DIP Agreement and thus could not be filed. In fact, as might be expected, the CCAA order actually issued by the Canadian Court was somewhat different from the “Form of” contained in the filing and did not contain the schedules referenced with the letter “R.” Thus, upon the Company’s filing of Exhibit 10.79 in the December Form 8-K, the Company had fulfilled its obligation to file all schedules and exhibits to Exhibit 10.79.

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Securities and Exchange Commission

March 3, 2010

It is our hope that the explanation set forth above answers the Staff’s remaining questions/comments with regard to Exhibits 10.29, 10.30, 10.49 and 10.79.

Should the Staff have any further questions or desire additional clarification, please contact Remi G. Lalonde, Senior Legal Counsel at AbitibiBowater, at (514) 394-2345.

Sincerely,

/s/ Jacques P. Vachon
Jacques P. Vachon Senior Vice President, Corporate Affairs and Chief Legal Officer